Exhibit 99.1

Lifezone Metals Limited
2026 Notice of Annual General Meeting and Proxy Statement

2026 NOTICE OF ANNUAL GENERAL MEETING AND PROXY STATEMENT

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LETTER FROM OUR CHAIR

2nd Floor,

St George’s Court,

Upper Church Street,

Douglas,

Isle of Man,

IM1 1EE

March 25, 2026

Dear Shareholders,

I am pleased to be writing to you with details of the Annual General Meeting of Lifezone Metals Limited (the “Company”), which will be held at The Claremont, 18 – 22 Loch Promenade, Douglas, Isle of Man, IM1 2LX and virtually, on May 5, 2026 at 13:00 BST / 08:00 EDT (the “AGM”).

Along with this letter, this circular contains:

—     the formal Notice of AGM and notes to the Notice of AGM (the “Notice”) detailing the resolutions to be proposed at the AGM;

—     explanatory notes to the resolutions; and

—     further information in respect of the Notice and the AGM.

A copy of the Notice and our Annual Report for the year to December 31, 2025 are also available on the Lifezone Metals website at Lifezone Metals — Governance — Annual General Meeting.

Attendance

Shareholders may attend virtually via the electronic platform www.cstproxy.com/lifezonemetals/2026.

There is also the option to attend in person at The Claremont, 18 – 22 Loch Promenade, Douglas, Isle of Man, IM1 2LX.

Record Date

The record date for determining entitlement to receive notice of the meeting is close of trading on March 12, 2026, with the record date for attendance and voting at the meeting as May 3, 2026. Only those holders of ordinary shares registered in the registry to vote as a member of the Company as at close of trading on March 12, 2026, or in the event that the AGM is adjourned, not more than 48 hours before the time of the adjourned meeting, shall be entitled to receive notice of the meeting, or any adjourned meeting, in respect of the number of shares registered in their names at that time.

Voting

If you would like to vote on the resolutions, please fill in the enclosed form of proxy appointing the Chair of the Meeting as your proxy with your voting instructions and return it as indicated on the proxy form. Alternatively, you can register your proxy to vote electronically by logging on to www.cstproxyvote.com as shown on your proxy form. The registrars must receive your proxy appointment by May 1, 2026, at 13:00 BST / 08:00 EDT at the latest.

Recommendation

The Directors of the Company consider that all the proposals to be considered at the AGM are in the best interests of the Company and its members as a whole.

The Board recommends that you vote in favour of each of the resolutions being put to the AGM in the same way as the Directors intend to do in respect of their own beneficial shareholdings (other than in respect of those matters in which they are interested) which amount to 28,666,934 shares representing 33.5% of the existing issued ordinary shares.

Yours faithfully,

Keith Liddell
Chair
Lifezone Metals Limited

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the “AGM”) of Lifezone Metals Limited (the “Company”) will be held at The Claremont, 18 – 22 Loch Promenade, Douglas, Isle of Man, IM1 2LX with simultaneous attendance by electronic means on May 5, 2026 at 13:00 BST / 08:00 EDT to consider and, if thought fit, pass the resolutions as set out below:

Ordinary Resolutions

1.      To receive the Company’s accounts for the financial year ended December 31, 2025;

2.      To ratify the appointment of the auditor;

3.      To re-elect Keith Liddell as a Class III Director of the Company; and

4.      To re-elect Chris Showalter as a Class III Director of the Company.

By order of the Board

Keith Liddell

Chair

Lifezone Metals Limited

March 25, 2026

2nd Floor,

St George’s Court,

Upper Church Street,

Douglas,

Isle of Man,

IM1 1EE

NOTES ON NOTICE OF ANNUAL GENERAL MEETING

Record Date

The record date for determining entitlement to receive notice of the meeting is close of trading on March 12, 2026. Only those holders of ordinary shares registered in the register of members of the Company as at close of trading on March 12, 2026, shall be entitled to receive notice of the meeting in respect of the number of shares registered in their names at that time.

The record date for attendance and voting at the meeting is 13:00 BST / 08:00 EDT on May 3, 2026. Only those holders of ordinary shares registered in the register of members of the Company as at such time, or in the event that the AGM is adjourned, not more than 48 hours before the time of the adjourned meeting, shall be entitled to vote at the AGM, or any adjourned meeting, in respect of the number of shares registered in their names at that time.

Shareholders of Record; Beneficial Owners

Most holders of the Company’s ordinary shares hold their shares beneficially through a broker, bank or other nominee rather than of record directly in their own name. As summarized below, there are some differences in the way to vote shares held of record and those owned beneficially.

If your shares are registered directly in your name with the transfer agent, you are considered a shareholder of record of those shares. As a shareholder of record, you have the right to grant a voting proxy directly to the persons named as proxy holders or to vote in person at The Claremont, 18 – 22 Loch Promenade, Douglas, Isle of Man, IM1 2LX.

If your shares are held in a brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares held in “street name,” and the broker or nominee is considered the shareholder of record of those shares. As the beneficial owner, you generally have the right to direct the broker on how to vote and are also invited to attend the AGM. However, since you are not the shareholder of record, you may not vote those shares in person at the AGM unless you have a proxy, executed in your favour, from the holder of record of the shares. The applicable broker or nominee will provide a voting instruction card to use in directing the broker or nominee as to how to vote the shares.

Accessing Information regarding the AGM

Information regarding the AGM, including a copy of the Annual Report for the year to December 31, 2025, is available from the Company’s website at Lifezone Metals — Governance — Annual General Meeting

Attendance at AGM

If you are a member of the Company at the time set out under the heading “Record Date,” you are entitled to attend and vote and entitled to appoint one or more proxies to attend, speak, and vote and, on a poll, vote instead of you. A proxy need not also be a member of the Company.

Voting Procedures

If you are a shareholder of record, you may vote in person at the AGM or submit your proxy form over the internet or by mail by following the instructions provided herein. A form of proxy is enclosed in this Notice of Annual General Meeting for use in connection with the business set out above. To be valid, forms of proxy and any power of attorney or other authority under which they are signed, or a copy of such authority certified by a notary or in some other way approved by the Board, must be received no later than 48 hours before the meeting. As an alternative to completing and returning the printed form of proxy, you may submit your proxy electronically by accessing www.cstproxyvote.com. You may appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to a different share or shares that you hold. When two or more valid but differing appointments of proxy are delivered in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered, none of them shall be treated as valid in respect of that share.

The appointment of a proxy will not prevent you from attending, speaking and/or voting in person. In the event that and to the extent that you personally vote your shares, your proxy shall not be entitled to vote and any vote cast by a proxy in such circumstances shall be ignored.

If you hold your shares beneficially in “street name” through a broker or other nominee, you must follow the instructions provided by your broker or nominee to vote your shares.

Joint Holders

In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names of the holders stand in the Company’s register of members.

In the case of joint holders who hold in “street name”, in order to vote, all the joint holders must sign and return a proxy or voting instructions pursuant to their brokers’ instructions.

Corporate Holders

A corporation which is a member may by resolution of its directors or other governing body authorise one or more persons to act as its representative who may exercise, on its behalf, all its powers as a member, provided that they do not do so in relation to the same shares.

Shares Eligible to Vote; Quorum

As at close of trading on March 24, 2026 (being the latest practicable date prior to the publication of this Notice of Annual General Meeting), the Company’s issued share capital comprised of 85,509,302 ordinary shares. Each ordinary share carries the right to one vote at a general meeting of the Company and, therefore the total number of voting rights in the Company as at close of trading on March 24, 2026, is 85,509,302. The website referred to under the heading “Accessing Information regarding the AGM” will include information on the number of shares and voting rights.

For purposes of the meeting, one or more shareholders entitled to attend and to vote on the business to be transacted at the meeting and holding more than 50% of our ordinary shares will constitute a quorum.

As soon as practicable following the AGM the results of voting at the AGM and the numbers of proxy votes cast for, against or withheld in respect of each resolution will be announced via Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) and also placed on the Company’s website referred to under the heading “Accessing Information regarding the AGM”.

Except as provided above, shareholders who have general questions about the AGM should email info@lifezonemetals.com (no other methods of communication will be accepted). You may not use any electronic address provided either:-

—     in this Notice of Annual General Meeting; or

—     any related documents (including the Chair’s letter and proxy form), to communicate with the Company for any purpose other than those expressly stated.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD PRACTICES

Corporate Governance Principles

Foreign private issuers, such as Lifezone Metals Limited (the “Company”, “Lifezone Metals” or “Lifezone”), must briefly highlight any significant ways in which their corporate governance practices differ from those followed by US domestic companies subject to the listing standards of the NYSE. We intend to follow the rules generally applicable to United States domestic companies listed on the NYSE, subject to certain exceptions. In particular, a majority of our board of directors is considered “independent” as defined under NYSE listing rules.

Lifezone Metals is considered a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the applicable securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than United States domiciled issuers. As a foreign private issuer, Lifezone Metals is not subject to SEC’s proxy rules. NYSE listing rules include certain accommodations in the corporate governance requirements that allow FPI, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of NYSE. Accordingly, Lifezone Metals’ shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of the NYSE’s corporate governance requirements.

Certain corporate governance practices in the Isle of Man, Lifezone Metals’ home country, may differ significantly from NYSE corporate governance listing standards. For instance, Lifezone Metals may choose to follow home country practice in lieu of NYSE corporate governance listing standards such as:-

•        having a majority of the board be independent (although all of the members of the Audit Committee must be independent under the Exchange Act);

•        having a compensation committee and a nominating or corporate governance committee consisting entirely of independent directors;

•        having annual meetings and director elections; and

•        obtaining shareholder approval prior to certain issuances (or potential issuances of securities).

Lifezone Metals intends to follow home country practice and be exempt from requirements to obtain shareholder approval for the issuance of 20% or more of its outstanding shares under NYSE listing rule 312.03(c).

Lifezone Metals has formed board committees beyond those required under Isle of Man law. In addition to maintaining an Audit Committee consisting of at least three independent directors under NYSE listing rules, we established the following board committees: (1) a compensation committee; (2) a nominating and corporate governance committee; (3) an investment committee; (4) a disclosure committee; and (5) a sustainability committee.

Lifezone Metals intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the NYSE corporate governance rules and listing standards.

As Lifezone Metals is a foreign private issuer, its directors and senior management are not subject to potential short-swing profit liability under Section 16(b) of the Exchange Act. However, the directors and officers of Lifezone Metals are subject to insider trading reporting obligations under Section 16(a) of the Exchange Act and SEC related rules effective as of March 18, 2026, as well as, to the extent applicable, the obligation to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

In addition, we have policies and systems in place to promote ethical conduct and mitigate against a variety of risks, including ethics, conduct, modern slavery, anti-bribery and corruption, human rights, environmental, health and safety, insider trading and disclosure, trade compliance and sanctions, data protection and whistle-blowing.

BOARD PRACTICES

Board Composition

Lifezone’s Board comprises eight directors and pursuant to the Articles of Association is divided into three classes, designated Class I Directors, Class II Directors, and Class III Directors. At each annual general meeting, each Director of the relevant class, whose term then expires, is eligible for re-election to the Board for a period of three years.

Isle of Man law and the Articles of Association do not impose an upper age limited on directors, nor do they require compulsory retirement after a certain period of time.

Lifezone has examined its governance obligations as a public company, and the rules and regulations of the SEC and NYSE. Lifezone has also carefully considered the standards that apply to it as a FPI and that it is a relatively young company. In addition to this, we consulted with our shareholders in 2023, and following these discussions, we consider that amending the Articles of Association to vote on the annual election of directors is not a priority item for Lifezone at this time.

However, on or before the fifth anniversary of the listing of the Company’s ordinary shares on the New York Stock Exchange, it is proposed that there is an amendment to the Company’s Articles by a shareholders’ special resolution such that all Directors will have retired, or be asked to retire, from their Director roles in order that each Director may then be proposed for re-election. Such re-election will thereafter take place each year and the Company’s Board structure will therefore no longer be divided into three classes, Class I, Class II, and Class III.

Furthermore, the Company intends to adopt a Board refreshment program on or before the fifth anniversary of the listing of the Company’s ordinary shares by utilizing an ongoing program of Director evaluation.

Lifezone’s Board is divided among three classes as follows:-

•        the Class I directors include John Dowd, Govind Friedland and Mwanaidi Maajar and their terms expired at the Company’s 2024 annual general meeting of shareholders. All three were re-elected by shareholders for a period of three years.

•        the Class II directors include Robert Edwards, Jennifer Houghton and Beatriz Orrantia and their terms expired at the Company’s 2025 annual general meeting of shareholders. All three were re-elected by shareholders for a period of three years; and

•        the Class III directors include Keith Liddell and Chris Showalter, and their terms will expire at the Company’s 2026 annual general meeting of shareholders, which is this meeting. Each Class III Director is eligible for re-election to the Board at this meeting for a period of three years.

There are no benefits provided to Directors upon termination of their service contracts.

Non-Executive Director compensation has not increased since appointment.

Director Independence

The Lifezone Board has determined that each member qualifies as independent, as defined under the NYSE listing rules, except for Mr. Liddell and Mr. Showalter. In addition, Robert Edwards was appointed as the Lead Independent Director in February 2024.

Board Oversight of Risk

One of the key functions of the Lifezone Board is to provide oversight of Lifezone’s risk management process. The Lifezone Board has appointed the Audit Committee to assist in the oversight of Lifezone’s financial risk exposures and risk management and compliance by Lifezone with applicable legal and regulatory requirements. The Audit Committee, among other things, also reviews and approves all related party transactions, oversees the risk management framework and satisfies itself that the framework is sound. It establishes and communicates Lifezone’s risk appetite, endorses the risk policy and standards of Lifezone and is regularly briefed on and considers cyber security threats.

The CEO of Lifezone is accountable for assigning appropriate responsibilities for implementing and embedding risk management into the decision-making process across Lifezone, while the COO of Lifezone is overall responsible for the roll-out of this risk management policy and processes. Both attend Audit Committee meetings, and the COO is tasked to ensure that adequate processes and procedures are in place to enable Lifezone to operate with an appropriate balance of risks and controls. The COO has oversight that Lifezone maintains up to date risk registers and provides a report at least quarterly to the Audit Committee. The CFO is responsible for the oversight of all internal controls and risks related to financial processes and financial reporting.

In addition, the Lifezone Board as a whole, as well as through the various standing committees addresses risks inherent in their respective areas of oversight. For example, the audit committee is responsible for overseeing the management of risks associated with Lifezone’s financial reporting, accounting and auditing matters, the sustainability committee is responsible for overseeing the management of sustainability-related risks, while the Compensation Committee oversees the management of risks associated with Lifezone’s compensation policies and programs.

Board Committees

The Lifezone Board has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, a Disclosure Committee, an Investment Committee, and a Sustainability Committee.

The Lifezone Board may establish other committees to facilitate the management of Lifezone’s business.

The Lifezone Board and its committees hold scheduled meetings throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. The Board has delegated various responsibilities and authority to its committees, as generally described below. The committees will regularly report on their activities and actions to the full Board.

Each committee has a written charter approved by Lifezone’s Board. Copies of each charter are posted on the website of Lifezone Metals at www.lifezonemetals.com. The inclusion of the website address in this Notice and Proxy Statement does not include or incorporate by reference the information on Lifezone’s website into this Notice and Proxy Statement, and you should not consider information contained on the website to be part of this Notice and Proxy Statement. Members will serve on these committees until their resignation or until otherwise determined by the Board of Lifezone Metals.

The Charters for all of the Committees are available on the website of Lifezone Metals https://ir.lifezonemetals.com/governance/governance-documents/default.aspx.

Audit Committee: Chair, Jennifer Houghton

The members of Lifezone’s Audit Committee are Jennifer Houghton, Robert Edwards, and Mwanaidi Maajar, each of whom is financially literate.

Ms. Houghton qualifies as an Audit Committee financial expert within the meaning of SEC regulations and meets the accounting or related financial management expertise requirements of the NYSE. Each of Mr. Edwards, Ms. Houghton and Ms. Maajar are independent under the rules and regulations of the SEC and the listing rules of the NYSE applicable to Audit Committee members.

Lifezone’s Audit Committee assists the Lifezone board with its oversight of, among other things, the following: the financial statements of Lifezone, including such financial statements’ integrity; Lifezone’s compliance with legal and regulatory requirements; the qualifications, independence, appointment and performance of Lifezone’s independent registered public accounting firm; and the design and implementation of Lifezone’s internal audit function, internal control over financial reporting and corporate risk management, including oversight of cyber security threats. The Audit Committee also discusses with Lifezone’s management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of Lifezone’s financial statements, and the results of the yearly audits and quarterly reviews of Lifezone financial statements and, as appropriate, initiates inquiries into certain aspects of Lifezone’s financial affairs.

Lifezone’s Audit Committee is responsible for establishing, maintaining and overseeing the processes and procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by Lifezone’s employees of concerns regarding questionable accounting or auditing matters. In addition, Lifezone’s Audit Committee has direct responsibility for the appointment, compensation, retention and oversight of the work of Lifezone’s independent registered public accounting firm. Lifezone’s Audit Committee has sole authority to approve the hiring and discharging of Lifezone’s independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. Lifezone’s Audit Committee reviews and oversees all related party transactions in accordance with Lifezone’s policies and procedures.

Compensation Committee: Chair, John Dowd

The members of Lifezone’s Compensation Committee are John Dowd, Robert Edwards and Keith Liddell.

Lifezone’s Compensation Committee assists the Lifezone Board in discharging certain of Lifezone’s responsibilities with respect to compensating its directors and executive officers, and the administration and review of its incentive and equity-based compensation plans, including its equity incentive plans, and certain other matters related to Lifezone’s compensation programs.

Nominating and Corporate Governance Committee: Chair, Jennifer Houghton

The members of Lifezone’s Nominating and Corporate Governance Committee are Jennifer Houghton, Beatriz Orrantia, and Govind Friedland.

Lifezone’s Nominating and Corporate Governance Committee assists Lifezone’s Board with its oversight of, among other things, the size, composition, and structure of the Lifezone Board, identification, recommendation, recruitment, and retention of high-quality board members, and annual self-evaluation of the board and management. Additionally, the Nominating and Corporate Governance Committee develops and makes recommendations to Lifezone’s Board regarding corporate governance guidelines.

Investment Committee: Chair, Keith Liddell

The members of Lifezone’s Investment Committee are Keith Liddell, John Dowd, and Robert Edwards.

Lifezone’s Investment Committee assists the Lifezone Board in oversight of the long-term stewardship of Lifezone’s investments and assets. This includes implementing, reviewing, and maintaining the investment strategy and providing oversight related to business development and funding initiatives to ensure sustainable returns and funding of Lifezone’s annual expenditures. The Committee also focuses on achieving investment objectives within an acceptable level of risk. Additionally, the Investment Committee collaborates with and advises other board committees on areas that overlap with Lifezone’s goals, initiatives, programs, and strategies overseen by the Investment Committee.

Sustainability Committee: Chair, Beatriz Orrantia

The members of Lifezone’s Sustainability Committee are Beatriz Orrantia, Govind Friedland, and Mwanaidi Maajar.

Lifezone’s Sustainability Committee assists the Lifezone Board in oversight of the development and implementation of the corporate sustainability strategy and policies, goals, initiatives, and programs related to environmental, social, health, safety, and sustainability matters. This includes managing and mitigating related risks, opportunities, commitments, and compliance in environmental and social areas. The Sustainability Committee also focuses on community relationships and impacts, public policy and advocacy strategies, and enhancing Lifezone ‘s reputation in corporate social responsibility. Additionally, it considers the potential environmental benefits and impacts of projects or initiatives.

The Sustainability Committee works with and, if necessary, advises the other committees on those specific areas that primarily come within the other committees’ mandate but are also part of Lifezone’s policies, goals, initiatives, programs, risks, opportunities, and strategies.

Disclosure Committee: Chair, Chris Showalter

The members of Lifezone’s Disclosure Committee are Chris Showalter, Ingo Hofmaier and Spencer Davis.

Lifezone’s Disclosure Committee assists Lifezone’s Board in discharging certain responsibilities with respect to disclosures made to shareholders, the general public, and/or the investment community, including the accuracy, completeness, and timeliness of disclosure statements and meeting applicable legal, regulatory, and NYSE listing standards.

Conflicts of Interest

Under Isle of Man law, the directors owe fiduciary duties at both common law and under statute, including a duty to act honestly, and in good faith with a view to the best interests of Lifezone. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to Lifezone acting in a manner that contravenes the Articles of Association of Lifezone Metals of the IOM Companies Act.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to Lifezone and the general knowledge skill and experience which that director has.

Isle of Man law does not regulate transactions between a company and its significant members; however, it does provide that such transactions must be entered into in good faith in the best interests of Lifezone and not with the effect of constituting a fraud on the minority members.

Directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. This duty is subject to the IOM Companies Act and the Articles of Association of Lifezone Metals which provide, in summary, that subject to a director having duly declared his or her interests to the board that director may be party to a transaction with Lifezone and may vote and count in quorum at a board meeting in respect of a matter in which such director is interested.

Accordingly, as a result of multiple business affiliations, the directors of Lifezone Metals may have similar legal obligations relating to presenting business opportunities to multiple entities. In addition, conflicts of interest may arise when the Board of Lifezone Metals evaluates a particular business opportunity.

Lifezone cannot assure you that any of the above-mentioned conflicts will be resolved in its favor. Furthermore, each of the directors of Lifezone Metals may have pre-existing fiduciary obligations to other businesses of which they are officers or directors.

Limitation on Liability and Indemnification of Officers and Directors

The IOM Companies Act provides that, subject to contrary provision in its articles, a company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of Lifezone; or (b) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

The IOM Companies Act provides that this does not apply to a person referred to above unless such person acted honestly and in good faith and in what such person believed to be in the best interests of the company and, in the case of criminal proceedings, had no reasonable cause to believe that the conduct of such person was unlawful.

RESOLUTIONS TO BE VOTED ON

Resolution 1 — To receive the Company’s Annual Report for the financial year ended December 31, 2025.

The Chair will present to the AGM the Annual Report for the financial year ended December 31, 2025.

Resolution 2 — Ratification of the appointment of the auditor

Resolution 2 proposes the ratification of the appointment by the board of directors of BDO LLP as the Company’s auditor.

Resolutions 3 and 4 — Re-election of Directors of the Company

For additional information regarding election of directors and committees, see Corporate Governance Principles and Board Practices.

The Articles of Association of the Company provide that the Board shall be divided into three classes, designated Class I Directors, Class II Directors and Class III Directors. Class I Directors initially held office until the Company’s 2024 annual general meeting, and Class II Directors initially held office until the Company’s 2025 annual general meeting (i.e., last year’s meeting). All three Class I Directors and Class II Directors were re-elected by shareholders for a period of three years. Class III Directors shall initially hold office until the Company’s 2026 annual general meeting (i.e., this meeting). At each annual general meeting, each of the Directors of the relevant class the term of which shall then expire shall be eligible for re-election to the Board for a period of three years, and accordingly, each Class III Director is eligible for re-election to the Board at this meeting for a period of three years.

However, as described above, on or before the fifth anniversary of the listing of the Company’s ordinary shares on the New York Stock Exchange, it is proposed that there is an amendment to the Company’s Articles by a shareholders’ special resolution such that all Directors will have retired, or be asked to retire, from their Director roles in order that each Director may then be proposed for re-election. Such re-election will thereafter take place each year and the Company’s Board structure will therefore no longer be divided into three classes, Class I, Class II, and Class III.

The Board considers that the performance of each Board member continues to be effective, that each member of the Board demonstrates the commitment required to continue in their present roles, and accordingly supports each Class III Director’s re-election.

INFORMATION ABOUT DIRECTORS STANDING FOR RE-ELECTION:- CLASS III DIRECTORS

Keith Liddell, Chair of the Board.

Mr. Liddell is the founder of the Lifezone group and is an experienced metallurgical engineer, resource company director and investor in the natural resource space. Mr. Liddell has an honors Bachelor of Science (Minerals Engineering) from the University of Birmingham and a Master of Science in Engineering from the University of the Witwatersrand. Working since 1981 exclusively in the mineral and metals industry, he has experience in management and ownership of a number of public and private businesses and joint ventures with a variety of participants. In various roles he has taken a number of resource projects, including nickel, copper and PGM, through exploration, development and production. At LZL, Mr. Liddell is primarily focused on further developing LZL’s Hydromet Technology — providing strategic guidance and contributing to the Kabanga Nickel Project. Having been involved in technical and corporate roles, company management, capital raising and managing stakeholder relationships, Mr. Liddell has a unique blend of attributes that allow concurrent appreciation of the various social, environmental, commercial and technical components that constitute successful modern resource companies.

Chris Showalter, Chief Executive Officer.

With over 25 years of experience, Mr. Showalter brings a corporate finance and merchant banking background to the Lifezone team. Mr. Showalter also has extensive experience across Africa. In addition to capital markets and fundraising, Mr. Showalter brings strong expertise originating, sourcing and developing relationships across Africa, having held previous roles as Chief Executive Officer at Kelltech and Director and Partner at merchant bank Hannam & Partners in Zimbabwe, where he focused on the African mining sector. Mr. Showalter is an integral part of the negotiations and development of relations with the Government of Tanzania. Having spent over six years in Zimbabwe, he has developed specific expertise in the platinum sector and advised on a number of platinum mining companies on their current operations and future expansion potential, after relocating to the country as co-CEO of Renaissance Capital. Prior to this, he spent nine years at Goldman Sachs as a Vice President in the New York office where he held various sales roles in equity and capital markets while also exploring opportunities for Goldman Sachs across southern Africa. Mr. Showalter has been CEO of KNL since its incorporation in 2019. Mr. Showalter received his Bachelor of Arts with Honors in environmental studies from Dartmouth College and his Master of Business Administration from Fordham University.

EXECUTIVE OFFICERS AND DIRECTORS

The following table lists the names, ages, as of the date of this Notice and Proxy Statement and positions of the individuals who currently serve as directors and executive officers of Lifezone:

Name	Age (as at December 31, 2025)	Position(s)
Keith Liddell	67	Chair of the Board, Director
Chris Showalter	50	Chief Executive Officer, Director
Ingo Hofmaier	50	Chief Financial Officer
Gerick Mouton	49	Chief Operating Officer
Dr. Mike Adams	65	Chief Technology Officer
Spencer Davis	48	Chief Legal Officer
Govind Friedland	51	Director
Robert Edwards	59	Lead Independent Director
Jennifer Houghton	64	Director
Mwanaidi Maajar	71	Director
John Dowd	57	Director
Beatriz Orrantia	54	Director

Executive Officers

Chris Showalter.    For an overview of Mr. Showalter’s business experience, please see the section entitled “Resolutions to Be Voted On — Resolutions 3 and 4 — Re-election of Directors of the Company.”

Ingo Hofmaier, Chief Financial Officer.

Mr. Hofmaier is a market-facing finance executive with over 25 years of experience in financial reporting, tax, commercial contracts, project and corporate finance, mergers and acquisitions and investment banking. Mr. Hofmaier was previously the Chief Executive Officer at Omico Mining Corp., a Namibian copper exploration company, and he has also served as the Chief Financial Officer of SolGold plc, an LSE and TSX-listed copper and gold developer. He brings corporate finance, financial and risk management experience in global commodity markets across a diverse range of commodities and geographies, including Africa, Asia and the Americas. Mr. Hofmaier’s experience includes seven years as a partner at merchant bank Hannam & Partners in London, where he was responsible for metals & mining corporate finance, as well as at Rio Tinto, Capgemini and Wienerberger AG, a building material and industrial minerals group, where he spent eight years as Group Financial Controller for the United States business and Commercial Director during the successful project execution and market entry in India, among other roles.

Gerick Mouton, Chief Operating Officer.

Mr. Mouton, a mechanical engineer, is a global metals and mining professional. His experience in holding senior, executive and Board of Director positions within established international listed mining companies and engineering consultancies has afforded him the rare opportunity to build a wide range of skills over a nearly 30-year period. His knowledge spans the entire project life cycle, across various commodities, including but not limited to: early-stage strategic project development scenarios; project economics and financial evaluations; challenging project development expectations; partnership negotiations; organizational establishment; project marketing; and dynamic stakeholder relationships. These projects and operations have exposed Mr. Mouton to a multitude of cultures within several countries on multiple continents, for example: Botswana, Ghana, Democratic Republic of Congo (DRC), Zambia, Madagascar, Tanzania, South Africa and Indonesia. He has worked extensively with interested and affected parties and other stakeholders to ensure uninterrupted development of large-scale mining projects in challenging social locations. His interaction with multicultural stakeholders over his career has enhanced his mitigation knowledge with regards to ESG challenges facing the development of new mining projects.

Dr. Mike Adams, Chief Technology Officer.

Dr. Adams has worked as process consultant with LZL prior to its founding in 2008. He is co-inventor and focuses on the implementation and commercialization of the patented Hydromet Technology for the environmentally and economically effective recovery of PGM, gold, base and rare metals. His work for over 40 years has included process and resource development for metals recovery and project management of the definitive piloting of several nickel sulfide and nickel laterite projects worldwide. He has also previously consulted independently for over 10 years and was Metallurgical Manager with SGS Lakefield Oretest and Head of Process and Environmental Chemistry at Mintek. Dr. Adams completed a Bachelor of Science (BSc) honors and Master of Science (MSc) degrees in applied chemistry at Witwatersrand University, a PhD on the chemistry of the carbon-in-pulp process and a Doctor of Science (DSc) in Engineering on advances in the processing of gold ores. He was Associate Editor for Hydrometallurgy Journal for eight years and has edited three books, including Gold Ore Processing, second edition, published in 2016 by Elsevier. Dr. Adams has made a significant contribution to the chemistry and optimization of the carbon-in-pulp process for gold recovery, for which he received the Raikes Gold Medal from the South African Chemical Institute and two silver medals from the Southern African Institute of Mining and Metallurgy. He is a Fellow of both the Australasian and Southern African Institutes of Mining and Metallurgy, as well as the Royal Society of Chemistry.

Spencer Davis, Chief Legal Officer.

Mr. Davis is an experienced chief legal officer and general counsel, having advised multiple global businesses and teams across numerous jurisdictions (UK; US; EU; Africa, Middle East and Asia-Pacific). He has held chief legal officer and general counsel roles at global companies, having started his career in private practice in 2000. Mr. Davis has experience of advising boards, executives and senior management on all legal matters, risks and laws, balancing compliance and risk, with pragmatism and commercial solutions. Mr. Davis holds a Masters in Law and is licensed to practice in England, New York and the E.U.; he also has an MBA from the London Business School. Mr. Davis is a qualified corporate secretary (ACIS, Chartered Institute of Governance 2016), with experience in corporate governance issues, oversight of boards and group committees, corporate secretarial duties, ethics, regulatory and business conduct, and managing statutory filings and forms. Mr. Davis has significant experience in complex commercial transactions, M&A, funding and investments, hyper-growth business, joint venture arrangements, technology, intellectual property, data and privacy.

Directors

Keith Liddell, Chair of the Board.    For an overview of Mr. Liddell’s business experience, please see the section entitled “Resolutions to Be Voted On — Resolutions 3 and 4 — Re-election of Directors of the Company.”

Chris Showalter.    For an overview of Mr. Showalter’s business experience, please see the section entitled “Resolutions to Be Voted On — Resolutions 3 and 4 — Re-election of Directors of the Company.”

Robert Edwards, Lead Independent Director.

Appointed as Lead Independent Director in February 2024, Mr. Edwards brings over 30 years of experience in the natural resource sector. He started his career in South Africa working in production mining and new business roles before joining HSBC as a precious metals equities analyst within the HSBC Global Mining team. Thereafter he moved to Russia and played a key role in transforming Renaissance Capital from a single country investment bank into a successful EMEA and frontier market focused investment bank with a strong franchise in natural resources. When he left Renaissance Capital after a decade, he was serving as Chairman of Mining and Metals managing all investment banking and principal investment activity in the mining, metals and fertilizer sectors. After leaving Renaissance he worked as a Senior Advisor to the Royal Bank of Canada (Europe) Investment Banking Division working on mergers and acquisitions and senior client coverage. Mr. Edwards also served as the Independent Non-Executive Chairman of Sierra Rutile until its sale to Iluka Resources as well as an Independent Non-Executive Director of GB Minerals until its sale to Itafos, both successful shareholder exits. He also served as an Independent Non-Executive Director of MMC Norilsk Nickel (NorNickel), the world’s biggest producer of nickel and palladium as well as major producer of copper and platinum, for over eight years until March, 2022. Mr. Edwards also served as an Independent Non-Executive Director of Chaarat Gold Limited and as Executive Chairman of Bluejay Mining plc. Along with Lifezone he currently sits on the board of Sandfire Resources Limited, an ASX listed copper and zinc producer with assets in Spain, Botswana, Australia and the USA. Mr. Edwards graduated from the Camborne School of Mines in the UK with an Honors Degree in Mining Engineering and holds both a Mine Managers and a Mine Overseers certificate of competency (South Africa). He is also a Member of the Institute of Materials, Minerals and Mining.

John Dowd.

Mr. Dowd was the Chief Executive Officer and Chairman of the board of directors of GoGreen from April 2021, and has decades of experience generating attractive risk-adjusted returns as a manager of capital. Mr. Dowd is currently the CEO of GoGreen Partners, a private equity company. He is a board member of Xtremex Mining Technologies, a company focused on bringing proven drilling technology from the oil & gas industry to the mining industry. Mr. Dowd previously spent more than three decades researching and investing in the global energy industry. From 2006 to 2019, he served as portfolio manager at Fidelity Research & Management Co., LLC, managing Fidelity’s energy and natural resources oriented sector funds. Mr. Dowd previously served as a Senior Research Analyst of Sanford C. Bernstein & Co., LLC from 2000 to 2006 and from 1995 to 1997, where he covered the oil service and equipment, and refining and integrated oil segments. Mr. Dowd also previously served as a partner of Lawhill Capital Partners, an energy focused investment management firm, from 1997 to 2000. He holds a Bachelor’s degree in Mechanical Engineering from Carnegie Mellon University.

Govind Friedland.

Govind Friedland has served as a Director of Lifezone since July 2023. He was the COO of GoGreen that merged two companies to create Lifezone. Mr. Friedland is an international mining entrepreneur and investor with extensive experience in the financing and development of strategic mineral projects. He is the Founder and Non-Executive Chairman of Atomic Eagle Ltd (formerly GoviEx Uranium Inc) where he previously served as Chief Executive Officer and later Executive Chairman, leading the advancement and financing of uranium assets in Niger and Zambia. Earlier in his career, Mr. Friedland held executive and investment roles within the Ivanhoe group of companies and has been involved in the development of iPulse, an advanced pulsed-power technology platform with applications in mining, geothermal and other industrial systems. He is a Founding Partner of GoGreen Partners, a U.S.-based private-equity platform focused on critical-minerals supply chains, and serves on the board of XtremeX Mining Technology (XMT). Mr. Friedland holds a degree in Geology and Geological Engineering from the Colorado School of Mines and serves on the Industrial Advisory Board at the Payne Institute for Public Policy in Golden, Colorado.

Jennifer Houghton.

Ms. Houghton has board level experience as an independent non-executive director for Santander International where she has chaired the board audit committee and has been a member of the board risk committee and board nomination committee since 2020. Ms. Houghton has been a director of IoD Isle of Man Limited since 2020, and she was chair of the Institute of Directors Isle of Man branch for a record seven years from 2017 to 2024. Ms. Houghton has also chaired the Diana Princess of Wales Hospice Care at Home Trust since 2019, and she has held various other roles, including working 17 years within the audit department of Deloitte in California, Luxembourg, Sweden and the Isle of Man, as a finance manager of AXA for two years from 2006-2008, and as the finance director, then managing director, of an Isle of Man regulated business from 2008-2016. Ms. Houghton has been a Chartered Director since 2021, a Fellow of the Institute of Directors since 2019, a qualified accountant since 1989 and has worked within regulated and unregulated sectors as a director since 2008.

Mwanaidi Maajar.

Ms. Maajar is an advocate and senior partner at REX Advocates, a law firm in Tanzania. Ms. Maajar has experience in corporate commercial law practice, corporate secretarial practice, and corporate governance. She has chaired and sat on the boards of private and listed companies and public corporations. As part of her corporate governance practice, she trains boards of directors of companies and board committees in corporate governance practice. She also has relevant experience in natural resources law (Mining, Oil & Gas) in Tanzania. Ms. Maajar has experience in banking and finance, competition law, property law, and energy law. Ms. Maajar served as the Tanzanian Ambassador to the United States of America after having served for four years as the Tanzanian High Commissioner to the United Kingdom between 2006 and 2013. Ms. Maajar is currently Chair of the governing council of the University of Dar Es Salaam, having been a member of the Council since 2018. In July 2024, Ms Maajar was appointed a Presidential Tax Reform Commission member, tasked with reviewing the tax policy framework and the regulatory regime.

Beatriz Orrantia.

Ms. Orrantia has sustainability expertise as a consultant in ESG, decarbonization and Just Transition. Ms. Orrantia also has legal experience, having worked as a mergers and acquisitions, securities and mining lawyer from 2005 to 2015 at large Canadian law firms (Gowlings LLP, McCarthy Tetrault LLP and Heenan Blaikie LLP). In addition to legal mining expertise, Ms. Orrantia has operational mining experience cultivated during her time with Barrick as VP Special Projects, focusing on mining operations and capital projects across assets in Latin America and certain global projects, including Kabanga, from February 2015 until November 2017. Ms. Orrantia also obtained directorship certification by the National Association of Corporate Directors, the leading certification in the United States for board members. Ms. Orrantia has a degree in civil law from the Universidad del Rosario in Colombia and a degree in common law from Osgoode Hall Law School in Canada. She also holds a certificate in sustainability and innovation from Harvard University (Extension School) and a master’s degree in sustainability, also from Harvard University. Ms. Orrantia is currently a member of the board of directors of Star Royalties Ltd., having been a director since 2020.

Family Relationships

Keith Liddell is the father of Natasha Liddell, former Chief Sustainability Officer (resigned February 16, 2024) and principal consultant of Atlas Sustainability and of Simon Liddell, VP Mining, and the stepfather of Charles Liddell, who is the owner / partner in the Australian firm Integrated Finance WA Pty Limited. Integrated Finance WA Pty Limited has provided certain IT services to Kabanga Nickel Limited and its group of companies from March 2022 to December 2023.

Dr. Michael Adams is the father of Jonathan Adams, Senior Metallurgist at Lifezone.

There are no other family relationships between the other directors, director nominees, or executive officers.

PRINCIPAL SHAREHOLDERS, CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

The following table and accompanying footnotes set forth information regarding the beneficial ownership of the Ordinary Shares of Lifezone Metals as of March 24, 2026:

•        each person known by Lifezone to be the beneficial owner of more than 5% of its outstanding ordinary shares;

•        each of Lifezone’s current executive officers and directors; and

•        all of Lifezone’s executive officers and directors as a group.

The beneficial ownership of Lifezone Ordinary Shares is based on 85,509,302 shares issued as of March 24, 2026. The total shares issued is 85,509,302 ordinary shares issued and outstanding. There are 1,725,000 shares issued but in escrow and relate to the Sponsor earnouts, which are subject to the occurrence of the two trigger events as described in Note 25 of the audited consolidated financial statements.

Except as otherwise indicated, the address for each shareholder listed below is 2nd Floor, St George’s Court, Upper Church Street, Douglas, Isle of Man, IM1 1EE.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 24, 2026, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

For purposes of the table below, we deem warrants, options and RSUs that were exercisable as of March 24, 2026 or that become exercisable or vested within 60 days of March 24, 2026, to be outstanding and to be beneficially owned by the person holding the warrants, options and RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 89,881,570 shares issued and outstanding taking into account the rights to acquire further shares by the person listed in the table below. It does not include any rights to acquire shares by other persons that do not fall within the scope of this disclosure.

Beneficial Owner	Ordinary Shares	Right to acquire further shares through warrants, stock options or RSUs within 60 days	Total	Beneficial owner %
Keith Liddell(1)	23,701,437	—	23,701,437	27.7%
Peter Smedvig	13,718,205	—	13,718,205	16.0%
Cinctive Capital Management LP(3)	6,922,924	2,755,882	9,678,806	11.2%
Varna Holdings Ltd	5,632,889	—	5,632,889	6.6%
Adage Capital Management, LP(4)	2,147,238	2,927,884	5,075,122	5.9%

Directors and Executive Officers of Lifezone Metals:
Chris Showalter	2,782,868	109,243	2,892,111	3.4%
Ingo Hofmaier	26,500	58,151	84,651	*
Gerick Mouton	—	53,840	53,840	*
Dr. Michael Adams(2)	342,960	59,902	402,862	*
Spencer Davis	—	44,527	44,527	*
Govind Friedland	543,657	56,306	599,963	*
John Dowd	1,269,512	6,306	1,275,818	1.5%
Robert Edwards	—	6,306	6,306	*
Jennifer Houghton	—	6,306	6,306	*
Mwanaidi Maajar	—	6,306	6,306	*
Beatriz Orrantia	—	6,306	6,306	*
All Directors and Executive Officers of Lifezone as a Group (12 Individuals)	28,666,934	413,499	29,080,433	34.5%

____________

*        Less than one percent.

(1)      Consists of 5,172,747 shares beneficially owned solely by Keith Liddell, 18,045,777 shares beneficially owned jointly between Keith Liddell and Shelagh Jane Liddell and 482,913 shares beneficially owned solely by Shelagh Jane Liddell. By virtue of his relationship with Shelagh Jane Liddell, Keith Liddell may be deemed to have beneficial ownership of the shares owned solely by Shelagh Jane Liddell. Keith Liddell disclaims any beneficial ownership of the shares owned solely by Shelagh Jane Liddell other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)      Excludes of (i) 3,833,882 Lifezone Ordinary Shares and (ii) 1,533,553 Earnout share rights. Lifezone Metals has been informed that (a) Hermetica Limited is wholly owned by The Hermetica Trust, (b) the trustee of The Hermetica Trust is Clairmont Trust Company Limited, (c) the board of directors of Clairmont Trust Company Limited makes voting and investment decisions on a joint decision making basis, and no single individual has sole decision making power, (d) Dr. Mike Adams is not a director of Clairmont Trust Company Limited, and (e) that the beneficiaries of The Hermetica Trust comprise the children of Dr. Mike Adams.

(3)     Based on the information set forth in a Form 13F filed with the SEC on December 31, 2025 by Cinctive Capital Management LP.

(4)     Based on the information set forth in a Schedule 13G filed with the SEC on February 12, 2026 by Adage Capital Management LP.

Related Party Transactions

For details, see Note 22 of our audited consolidated financial statements for the year ended December 31, 2025, in our Annual Report for the year to December 31, 2025.

PRINCIPAL AUDITOR FEES AND SERVICES

Audit Committee Financial Expert

Our board of directors has determined that Jennifer Houghton, a member of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Ms. Houghton is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Ms. Houghton’s experience, see “Executive Officers and Directors”.

Principal Accountant Fees and Services

BDO LLP, London, UK (“BDO”) as our independent registered public accounting firm for the year ended December 31, 2025, and December 31, 2024.

The following table sets forth the aggregate fees billed to Lifezone for services provided by BDO:

	2025	2024
Audit fees (BDO)	1,111,945	145,684
All other fees	242,173	—
	1,354,188	145,684

Audit fees include the aggregate fees billed and accrued for each of the fiscal years for professional services rendered by BDO for the audit of our annual financial statements or for the attestation of our financial statements and review of the interim financial statements disclosed in registration statements.

All other fees include the aggregate fees billed and accrued in each of the fiscal years for products and services provided by BDO, as our independent registered public accounting firm, other than the services reported under audit fees.